UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 3,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

ASX ANNOUNCEMENT
20 March 2026

Results of Small Shareholding Sale Facility

North American lithium producer Elevra Lithium Limited (“Elevra” or “Company”) (ASX:ELV; NASDAQ:ELVR) is pleased to announce that it has completed the small shareholding sale facility (“Facility”) for Eligible Shareholders as announced to the ASX on 12 January 2026.

Defined terms used in this announcement have the meaning given to them in our ASX announcement of 12 January 2026.

Overview of the Facility

●	Record Date: 8 January 2026;

●	Definition of unmarketable parcel (i.e. a small shareholding): A holding of less than $500 based on the closing price of shares on the ASX on the Record Date;

●	Number of shareholders with unmarketable parcels at Record Date: 16,153; and

●	Aggregate number of unmarketable shares at Record Date: 416,191.

Sale results

Following completion of the Small Shareholding Sale:

●	Number of shareholders with unmarketable parcels whose shares were sold: 12,934;

●	Total number of shares sold: 316,173;

●	Sale price per share: 316,173 shares were sold at $7.30 per share (average);

●	Total proceeds to be distributed: $2,308,062.90; and

●	The shares were sold on market.

Distribution of proceeds

The date for payment of proceeds of the Facility to participating Eligible Shareholders is expected to occur on or about Friday, 20 March 2026.

Remaining shareholders

Following the sale under the small shareholding Facility, the Company has:

●	35,300 shareholders on its register (approximately); and

●	169,376,771 ordinary fully paid shares on issue (no change).

As stated in the announcement of 12 January 2026, the Company believes that the conclusion of this process will have ongoing benefits for the Company in reducing the administrative costs, including printing costs, mailing costs and share registry expenses that were associated with maintaining such a large number of small shareholdings.

ELEVRA LITHIUM • Level 3, 10 Eagle Street • Brisbane QLD 4000 • Australia +61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com

Further information

Shareholders who would like further information about the sale facility should contact the Company’s Share Registry, Computershare on 1300 552 270 (within Australia) and +61 3 9415 4000 (outside Australia) between 8:30am and 5:00pm (Sydney time) Monday to Friday.

Announcement authorised for release by Elevra’s Board of Directors.

About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec, Canada, United States, Ghana and Western Australia.

In Québec, Elevra’s assets comprise North American Lithium (100%) and a 60% stake in the Moblan Lithium Project in Northern Québec. In the United States, Elevra has the Carolina Lithium project (100%) and in Ghana, the Ewoyaa Lithium Project (22.5%) in joint venture with Atlantic Lithium.

In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.

For more information, please visit us at: www.elevra.com or contact:

Andrew Barber

Investor Relations

PH: +61 7 3369 7058

ELEVRA LITHIUM	2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: March 26, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel